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                            June 21, 2022

       Yusuke Shono
       Chief Executive Officer and Director
       Warrantee Inc.
       1103, Kitahama Craft
       2-4-1 Doshomachi, Chuo-ku
       Osaka City, Osaka 541-0045, Japan

                                                        Re: Warrantee Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed June 10, 2022
                                                            File No. 333-265511

       Dear Mr. Shono:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 filed June 10, 2022

       Use of Proceeds, page 32

   1. State the approximate amount of the net proceeds intended to be used for each of the purposes listed in this
section. See Item 504 of Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Yusuke Shono
Warrantee Inc.
June 21, 2022
Page 2

statement.

       You may contact James Giugliano at 202-551-3319 or Linda Cvrkel at 202-551-3813 if
you have questions regarding the financial statements and related matters. Please contact Jennie
Beysolow at 202-551-8108 or Erin Jaskot at 202-551-3442 with any other questions.



                                                            Sincerely,
FirstName LastNameYusuke Shono
                                                            Division of
Corporation Finance
Comapany NameWarrantee Inc.
                                                            Office of Trade &
Services
June 21, 2022 Page 2
cc:       Daniel K. Donahue, Esq.
FirstName LastName